September 2, 2011	VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

Re:	Cord Blood America, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for Fiscal Quarter Ended March 31, 2011 Filed May 23, 2011 File No. 000-50746

Dear Ms. Jenkins:

We reviewed your August 10, 2011 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) 10-K filed with the Commission on March 31, 2011 and 10-Q filed with the Commission on May 23, 2011.  Please find our responses to each of your comments below.  In addition, we have amended our 10-Q filed on May 23, 2011 and our 10-Q filed on August 11, 2011 in accordance with these comments, filing our form 10-Q/A on September 2, 2011.

Comments and Responses

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-9

Comment 1
“Considering (i) you have negative cash flows from operations for the last three years, (ii) you generated net losses of $8.5 million and $9.8 million for the years ended December 31, 2010 and 2009, (iii) your auditor has disclosed substantial doubt regarding your ability to continue as a going concern, and (iv) your ability to issue new shares has been ‘chilled’ by the Depository Trust Company; tell us how you tested your customer contracts and relationships for impairment as of December 31, 2010 and as of March 31, 2011. In your response, tell us how you considered FASB ASC 350-30-35-14 and the impairment indicators described in FASB ASC 360-10-35-21. We may have further comments upon reviewing your response.”

Response to Comment 1
At December 31, 2010 and March 31, 2011, the Customer contracts and relationships balance included those contracts (and samples) acquired from Cord, Corcell, and Curesource in 2007, in addition to the customer contracts and relationships acquired from Biocordcell in 2010. In accordance with FASB ASC 360-10-35-21, Customer contracts and relationships were tested for recoverability at December 31, 2010 and March 31, 2011 due to there being a current-period operating and cash flow loss combined with a history of there being operating and cash flow losses associated with the use of the long-lived assets (asset group) (paragraph e).  Further, in accordance with FASB ASC 350-30-35-14 and ASC 360-10-35-17, an impairment loss is to be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. We tested for recoverability at December 31, 2010 and March 31, 2011 by reviewing the sum of the undiscounted cash flows expected to result from the customer contracts (and samples) previously acquired and comparing that amount to the net carrying amount of the Customer contracts and relationships at those dates. The calculation of the cash flows excludes those contracts that have been deemed uncollectible. Based on the results of the calculations, the carrying amount of the customer contracts and relationships were deemed recoverable and no impairment charge was recorded. See Attachments A and B for the related calculations at December 31, 2010 and March 31, 2011.

Comment 2
“Considering the comment above, tell us how you analyzed goodwill for impairment in accordance with FASB ASC 350-20-35. In this regard, tell us what you consider a reporting unit and please provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumptions (i.e., the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.”

Response to Comment 2
At December 31, 2010 and March 31, 2011, the Goodwill balance consisted solely of the goodwill acquired in connection with the Biocordcell acquisition during the quarter ended September 30, 2010. In connection with FASB ASC 350-30-35-18, an intangible asset that is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. While circumstances exist for the Company as a whole that would indicate possible impairment (such as there being a current-period operating and cash flow loss combined with a history of there being operating and cash flow losses), ASC 350-20-35-1 requires goodwill to be tested for impairment at the reporting unit level. The reporting unit level in this case, consists of the Biocordcell segment (South American operations). As such, since Biocordcell has reported segment income during the year ended December 31, 2010 (refer to Note 14) and during the quarter ended March 31, 2011 (refer to Note 10), along with the determinations that there have been no adverse changes in legal factors or in the business climate of the segment that could affect the value of Biocordcell, there were no adverse changes in the extent or manner in which Biocordcell is being used, etc., it was deemed that there are no reporting unit level indicators of impairment. As such, there is no requirement to test the Goodwill for impairment at December 31, 2010.

Revenue Recognition, page F-10

Comment 3
“We note that you recognize revenue from enrollment and processing fees upon the completion of processing, and storage fees ratably over the contractual storage period. We further note that during 2010, you commenced the “Afford-A-Cord” program that reduced the initial enrollment, medical courier and processing fee from $1,950 to $645 with a corresponding change to the storage fee from $125/year to $228/year (or $19 per month). As it appears you have multiple deliverables (i.e. enrollment, medical courier, collection kit and processing and annual storage), please address the following with regard to each of your payment arrangements:

●	Tell us whether a customer can obtain collection and processing services from another vendor and use your storage services or vice versa.

●	Provide us with the timeframe from initial collection to completion of processing.

●
Tell us how much and when you recognize revenue for the processing fees and monthly fees. Ensure to include specific references to authoritative accounting literature that supports your position. If you believe enrollment, medical courier, collection kit and processing and monthly fees represent separate units of accounting, please demonstrate to us how you meet the criteria in FASB ASC 605-25-25-5 and provide us with your complete FASB ASC 605-25 analysis supporting your accounting treatment for such transactions.”

Response to Comment 3
Customers have the ability to obtain collection and processing services from another vendor, and use our storage services or vice versa.  However, this is not a common scenario, especially at the time of collection.  The Agreements between the parties outline both processing and storage services.  There is a clause in the Agreement that allows for the transfer of the sample by the owner at their own cost, provided their account is paid in full.

The timeframe from initial collection of the umbilical cord blood to processing is a maximum of 48 hours.

We meet the criteria for multiple deliverables in accordance with FASB ASC 605-25-25-5 as follows:

a.	As noted above, the delivered items have standalone value to the customer; the collection and processing service being one item, and the storage service being another.

b.	Objective and reliable evidence of the fair value of the undelivered items exist. See Attachment C for a list of competitor pricing, which supports the fair value of the services being offered.

c.	The arrangement does not include a general right of return, as such this third criterion is not applicable.

Enrollment and processing fees are recognized at the completion of the processing of the umbilical cord blood, in accordance with FASB ASC 605-25. Prior to the processing being completed, three of the four criteria for revenue related to the enrollment, medical courier and processing fee being realized or realizable and earned are met. Once processing is completed, the fourth criteria for revenue related to the enrollment, medical courier and processing fee being realized or realizable and earned is met. A summary of the revenue recognition criteria and amounts of revenue recognized for the Enrollment. Medical Courier and Processing fee is as follows:

Enrollment, Medical Courier & Processing fees - $1,950 ($645 afford-a-cord)

1.	Persuasive evidence of an arrangement exists – a contract is signed prior to the processing of the umbilical cord blood.

2.	Delivery has occurred or service has been rendered – the service is rendered upon completion of the processing of the umbilical cord blood.

3.
The seller’s price to the buyer is fixed or determinable – the fee is stated in the contract and on the company’s pricing and payment information sheets (for both the regular pricing and the Afford-A-Cord pricing), all of which is signed and available prior to the processing of the umbilical cord blood.

4.
Collectability is reasonably assured – The fee is collected upfront and is non-refundable. As such, this criterion is met prior to the processing of the umbilical cord blood. The one exception is that the enrollment portion of the fee ($150) is refundable only in cases where the umbilical cord blood was not properly collected. In this case, the criterion is met upon completion of the processing of the umbilical cord blood. However, in connection with the Afford-A-Cord program, since the collectability of the entire fair value of the processing fee is not reasonably assured, until such time it is collected (as part of the deferred monthly payments of storage fees, which may also be terminated any time after providing 30 days of written notice after the first year of storage), this criterion is met for only the portion of the Processing fees that are collected upfront, the $645.

Annual Storage fees are recognized ratably over the contractual storage period in accordance with FASB ASC 605-25. A summary of the revenue recognition criteria and amounts of revenue recognized for the annual storage fee is as follows:

Annual Storage fees - $125 (discounted rates for multi-year contracts; $228 Afford-A-Cord)

1.
Persuasive evidence of an arrangement exists – a contract for annual storage (or multi-year storage) is signed and entered into prior to the processing of the umbilical cord blood. However, in connection with the Afford-A-Cord program, a contract for monthly storage ($19/month) is signed and entered into prior to the processing of the umbilical cord blood.

2.	Delivery has occurred or service has been rendered – the services are provided over a period of time, as such, the storage fees are recognized ratably over the contracted period of time.

3.
The seller’s price to the buyer is fixed or determinable – the annual storage fee is stated in the contract. The contracts provide for the annual storage fee to be fixed over the life of the original contract. However, in connection with the Afford-A-Cord program, the contracts provide that the monthly storage fee may increase no more than once every six years subject to inflationary adjustments for material costs, and the maximum amount of any one increase shall not exceed $2/month. As such, the monthly storage fee under the Afford-A-Cord program is determinable.

4.
Collectability is reasonably assured – The first annual storage fee (and the multi-year storage fee for multi-year contracts) is collected upfront with the enrollment and processing fees.  All other annual storage fees are billed 30 days prior to the annual collection date, and due on the annual collection date.

With respect to the Afford-A-Cord Program, the enrollment, medical courier, and processing fee of $645 is recognized upon the completion of processing the umbilical cord blood.  $645 is recognized under this program, as opposed to the $1,950, due to the Company’s assessment that collectability of any additional revenue that may be generated under the Afford-A-Cord program is not reasonably assured. This determination was reached based on several considerations, which include, but are not limited to, the fact that the customers are under a month-to-month contract and may cancel the contract upon 30-days written notice.

Note 3 – Summary of Acquisitions, page F-13

Comment 4
“We note your disclosure that the acquisitions of 51% of Stellacure GmbH in March 2010 and 50.1% of Biocordcell Argentina S.A. in September 2010, both individually and in the aggregate, did not meet the definition of a significant subsidiary. Please provide us the basis for your conclusion. In this regard, tell us how you evaluated the significance of each of these acquisitions under Item 2.01 of Form 8-K and Article 11-01(b) of Regulation S-X. Provide us all supporting calculations. The amounts used in the calculation should be derived from financial statements of the acquired entities for the applicable periods. We may have additional comments after reviewing your response.”

Response to Comment 4
See Attachment D for copy of our calculation and evaluation related to the significance of each of the acquisitions of 51% of Stellacure GmbH in March 2010 and 50.1% of Biocordcell Argentina S.A. in September 2010, in accordance with Item 2.01 of Form 8-K and Article 11-01(b) of Regulation S-X.

Form 10-Q for Quarter Ended March 31, 2011

General

Comment 5
“Please amend your Form 10-Q, as necessary, to include any changes made as a result of our comments above on your Form 10-K.”

Response to Comment 5
We do not believe there are any necessary amendments to our Form 10-Q as a result of the comments and our responses on our Form 10-K above.

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 3 – Summary of Acquisitions, page 9

Comment 6
“We note you acquired 51% of the capital stock of VidaPlus in January 2011. Tell us how you evaluated the significance of this acquisition under Item 2.01 of Form 8-K and Rule 11-01(b) of Regulation S-X. Provide us all supporting calculations. The amounts used in the calculation should be derived from financial statements of the acquired entity for the applicable periods. We may have additional comments after reviewing your response.

Response to Comment 6
Please see note 3 from our Q1 Filing…. “On January 24, 2011, the Company entered into a Stock Purchase Agreement to acquire up to 51% of the capital stock in VidaPlus, an umbilical cord processing and storage company headquartered in Madrid, Spain.  The Agreement is organized into three tranches; the first executed at closing with an initial investment of approximately $204,000 (150,000 Euro) for an amount equivalent to 7% as follows; 1% of share capital in initial equity or approximately $30,000 and 6% or an estimated $174,000 as a loan convertible into equity within 12 months of closing.  The initial investment is secured by a Pledge Agreement on 270 VidaPlus samples that are incurring annual storage fees.  The second tranche provides the opportunity for an additional 28% in share capital through monthly investments based on the number of samples processed in that month (up to a maximum of 550,000 EUR).  The first installment of this second tranche was completed during the Quarter at an estimated loan amount of $15,000.  Converting the investment from a loan into equity for tranche two will take place every 12 months, and the obligation will have been met in full after 1,000 samples have been processed and stored.  The third tranche follows a similar loan to equity agreement as tranche two but for an additional 16% equity at the option of the Company (up to a maximum of 550,000 EUR).  VidaPlus contracts through Stellacure and their relationship with the German Red Cross for their processing and storage.  The second and third tranches contain conditional components for funding to continue from CBAI, including payments to Stellacure by Vida to be current with previously agreed to terms between the parties. The Company believes that further support of a key channel partner to Stellacure provides additional opportunities for expansion throughout Europe.”

At March 31, 2011, CBAI does not own 51%, but rather 1% of VidaPlus. As such, we did not evaluate the significance of this acquisition under 2.01 of Form 8-K and Rule 11-01(b) of Regulation S-X.

Note 5 – Commitments and Contingencies

JMJ Financial, page 10

Comment 7
“We note on January 12, 2011, that you issued a $1,050,000 Convertible Promissory Note to JMJ and simultaneously JMJ issued a $1,000,000 Secured & Collateralized Promissory Note as the sole consideration for the promissory note. Please explain to us the business purpose of this transaction and tell us how you accounted for it.”

Response Comment 7
On January 12, 2011 the Company entered into a “Secured & Collateralized Promissory Note” with JMJ Financial for the amount of $1,050,000.  The Note is secured by up to $1,000,000 of the Company’s assets.  The Business Purpose of the Note is to provide working capital for the Company.  The Company has $1,000,000 available to borrow against the Note as Capital needs arise.  As of June 30, 2011 the Company has drawn down $100,000 against the Note and recorded the draw as a liability due on the Note.  The difference of $50,000 was recorded as a Discount on the note payable, which is amortized over the life of the note.

Vivicells International Acquisition, page 12

Comment 8
“We note that on May 2, 2011, you foreclosed as the holder of a super priority lien against the assets of NeoCells in satisfaction of outstanding notes of $320,000. Tell us (i) when such foreclosure process started, (ii) how such actions were used to evaluate the collectability of the $320,000 at March 31, 2011 and (iii) the fair value of the assets securing such loan, if known.”

Response to Comment 8
On April 13, 2011, the Company filed a Non Consummation of Confirmed Plan with the United States Bankruptcy Court.   Effectively this started the legal process for the Company to pursue its rights to foreclose as the holder of a super priority lien against all assets of NeoCells, ViviCells’ subsidiary.  The foreclosure action unto itself was not used to evaluate the collectability of the loan, but rather the means to secure the assets. Upon the foreclosure, the Company collected $6,582 of cash and 2,305 umbilical cord blood samples. Based on our understanding of the contracts underlying those samples and the age of the samples, these umbilical cord blood samples provide for future cash inflows (undiscounted) in the amount of approximately $2.8 million.

Liquidity and Capital Resources, page 20

Comment 9
“We note the Depository Trust Company ‘chilled’ all of your newly issued shares and newly freed shares from private placement sales in December 2010. Please expand your discussion here to disclose the impact of the ‘chill’ on your ability to meet your cash flow needs for the next 12 months.”

Response to Comment 9
The Company’s Form 10-Q/A filing includes a response to all issues raised by Comment 9 in the locations requested in Comment 9.

Comment 10
“We note you have recognized liquidating damages of approximately $895,000 due to the ‘chill’ imposed by the Depository Trust Company. Please tell us if there are additional anticipated or potential penalties or damages that you will be subject to based on the chill.”

Response to Comment 10
Additional damages may be incurred by the Company in connection with the settlement agreement entered into with a third party on January 19, 2011, in accordance with the formulas set forth in the settlement agreement.  The future or anticipated amount of damages can be influenced by a host of variables, and as such, we can’t reasonably estimate the range of additional damages. In accordance with FASB ASC 450, we have disclosed the nature of such contingency. To date, there have been no additional amounts paid in connection with the settlement agreements relating to the “chill” imposed by the Depository Trust Company.

Please contact me at 1.702.914.7250 if you have any further questions.

Sincerely,

Matthew L. Schissler
Chairman and Chief Executive Officer
Cord Blood America, Inc.

Attachment A

	Cord	Corcell	Curesource	Biocordcell	Total
Cash Inflows	$681,750	$9,369,510	$333,925	$5,237,635	$15,622,820

Cash Outflows *	$(170,438)	$(2,342,378)	$(83,481)	$(3,299,710)	$(5,896,006)
Net Cash Flows	$511,313	$7,027,133	$250,444	$1,937,925	$9,726,814

Net Intangible Balance at 12/31/2010	$144,181	$3,147,736	$84,424	$1,662,242	$5,038,583

Excess of Net Cash Flows above Net Carrying Amount of Intangible	$367,132	$3,879,397	$166,020	$275,683	$4,688,231

* Cash Outflows on storage fees are estimated to be 25% of revenues for Cord, Corcell and Curesourse; and 63% of revenues for Biocordcell. This estimate is calculated based on historical cost as follows and is believed to be very conservative:

	CBAI ‐ Stand Alone		Biocordcell
	2010	2009	2010
Storage Fee Income	$1,907,058	$1,708,000	$87,127
COGS**	$471,993	$923,266	$54,575
COGS as a % of Income	25%	54%	63%

Salaries included in COGS	$301,493	n/a	n/a
Salaries as a % of total COGS	64%

Rent included in COGS	$70,875	n/a	n/a
Rent as a % of total COGS	15%

** COGS includes only those costs that relate directly to storage. It excludes lab & processing costs, shipping costs, and other costs directly related to lab equipment, etc. However, we have included Salaries, of which the majority of the salary costs included in COGS relate directly to the lab & processing costs ‐ as only admin salaries allocated are true COGS of storage. Also, part of the rent costs should be allocated between lab & processing and storage. Further, in 2010, CBAI began storing the samples in‐house. This reduced the cost drastically. In 2009, $855,000 included in COGS (93%) represented outside storage costs. As such, it is reasonable to use the % from 2010 as the basis.

To be conservative, both amounts have been left in the COGS for our analysis purposes.

Attachment A

CURESOURCE	2004	2005	2006	2007	TOTAL

# of Samples ‐ Annual Contracts	86	101	95	35	317
Storage Cost Per Year	$95.00
			Cash InFlow per year
		2005	2006	2007	2008	2009	2010	2011	2012	2013
Contract Year
2004		$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170
2005			$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595
2006				$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025
2007					$3,325	$3,325	$3,325	$3,325	$3,325	$3,325
		$8,170	$17,765	$26,790	$30,115	$30,115	$30,115	$30,115	$30,115	$30,115

Total Revenue from Deal	$476,995.00
Total Revenue Left from 2011	$333,925.00
Net Book Value Customers Contracts 12/31/2010	$84,424
(24 samples‐ 20 Year PrePaid or Bad Debt Not
Included in Calculations above)

CORD
	1998	1999	2000	2001	2002	2003	2004	2005	TOTAL
# of Samples ‐ Annual Contracts	9	114	149	113	116	90	1	9	601
# of Samples ‐ 10 Year Contracts	0	4	19	27	13	12	18	2	95
# of Samples ‐ 20 Year Contracts	1	3	15	16	13	8	9	15	80
Storage Cost Per Year	$75.00	$125.00	$125.00	$125.00	$125.00	$125.00	$125.00	$125.00	776

	Cash InFlow per year
Contract Year	1999	2000	2001	2002	2003	2004	2005	2006	2007
1998	$675.00	$675	$675	$675	$675	$675	$675	$675	$675
1999		$14,250	$14,250	$14,250	$14,250	$14,250	$14,250	$14,250	$14,250
2000			$18,625	$18,625	$18,625	$18,625	$18,625	$18,625	$18,625
2001				$14,125	$14,125	$14,125	$14,125	$14,125	$14,125
2002					$14,500	$14,500	$14,500	$14,500	$14,500
2003						$11,250	$11,250	$11,250	$11,250
2004							$125	$125	$125
2005								$1,125	$1,125
	$675.00	$14,925	$33,550	$47,675	$62,175	$73,425	$73,550	$74,675	$74,675

assumption On 10‐yr Contracts ‐ year 10 just made annual for another 8 years (total of 18 yrs storage)

Total Revenue From Deal	$1,364,475.00
Total Revenue Left from 2011	$681,750
Net Book Value Customers Contracts 12/31/2010	$144,181

(80 samples ‐ 20 year PrePaid Not included in Calculation above)

Attachment A

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170
$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595
$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025
$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325
$30,115	$30,115	$30,115	$30,115	$30,115	$21,945	$30,115	$3,325	$21,945	$12,350	$3,325

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$675	$675	$675	$675	$675	$675	$675	$675
$14,250	$14,750	$14,750	$14,750	$14,750	$14,750	$14,750	$14,750	$14,750
$18,625	$18,625	$21,000	$21,000	$21,000	$21,000	$21,000	$21,000	$21,000	$21,000
$14,125	$14,125	$14,125	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500
$14,500	$14,500	$14,500	$14,500	$16,125	$16,125	$16,125	$16,125	$16,125	$16,125	$16,125	$16,125
$11,250	$11,250	$11,250	$11,250	$11,250	$12,750	$12,750	$12,750	$12,750	$12,750	$12,750	$12,750	$12,750
$125	$125	$125	$125	$125	$125	$2,375	$2,375	$2,375	$2,375	$2,375	$2,375	$2,375	$2,375
$1,125	$1,125	$1,125	$1,125	$1,125	$1,125	$1,125	$1,375	$1,375	$1,375	$1,375	$1,375	$1,375	$1,375	$1,375
$74,675	$75,175	$77,550	$80,925	$82,550	$84,050	$86,300	$86,550	$85,875	$71,125	$50,125	$32,625	$16,500	$3,750	$1,375

Attachment A

	CORCELL	1996	1997	1998	1999	2000	2001	2002	2003
Storage Cost Per Year
$47.50	# of Samples ‐ Annual Contracts
$69.00	# of Samples ‐ Annual Contracts
$75.00	# of Samples ‐ Annual Contracts
$85.00	# of Samples ‐ Annual Contracts	2	86	588	1236	360	479	658	783
$95.00	# of Samples ‐ Annual Contracts				71	451	705	1009	757
$100.00	# of Samples ‐ Annual Contracts		87	112	40
$115.00	# of Samples ‐ Annual Contracts
$125.00	# of Samples ‐ Annual Contracts
$269.00	# of Samples ‐ Annual Contracts
	# of Samples ‐ 10 Year Contracts			2	10	21	19	14	13
	# of Samples ‐ 20 Year Contracts		12	20	64	30	55	58	86

	Cash InFlow per year
Contract Year	1997	1998	1999	2000	2001	2002	2003	2004
1996	$170	$170	$170	$170	$170	$170	$170	$170
1997		$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010
1998			$61,180	$61,180	$61,180	$61,180	$61,180	$61,180
1999				$115,805	$115,805	$115,805	$115,805	$115,805
2000					$73,445	$73,445	$73,445	$73,445
2001						$107,690	$107,690	$107,690
2002							$151,785	$151,785
2003								$138,470
2004
2005
2006
	$170	$16,180	$77,360	$193,165	$266,610	$374,300	$526,085	$664,555

Total Revenue from Deal	$17,308,465
Total Revenue Left from 2011	$9,369,510
Net Book Value Customers Contracts 12/31/2010	$3,147,736
(594 samples‐ 20 Year PrePaid or Bad Debt Not Included in Calculation above)

Acquired Corcell Oct 2006

Attachment A
2004	2005	2006	Total
			0
			0
			0
852	856	149	6,049
791	661	39	4,484
			239
		436	436
			0
			0
7	4	4	94
98	95	76	594
			11,896

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
$170	$170	$170	$170	$170	$170	$170	$170	$170
$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010
$61,180	$61,180	$61,180	$61,350	$61,350	$61,350	$61,350	$61,350	$61,350	$61,350	$61,350
$115,805	$115,805	$115,805	$115,805	$116,655	$116,655	$116,655	$116,655	$116,655	$116,655	$116,655	$116,655
$73,445	$73,445	$73,445	$73,445	$73,445	$75,230	$75,230	$75,230	$75,230	$75,230	$75,230	$75,230
$107,690	$107,690	$107,690	$107,690	$107,690	$107,690	$109,305	$109,305	$109,305	$109,305	$109,305	$109,305
$151,785	$151,785	$151,785	$151,785	$151,785	$151,785	$151,785	$153,400	$153,400	$153,400	$153,400	$153,400
$138,470	$138,470	$138,470	$138,470	$138,470	$138,470	$138,470	$138,470	$139,575	$139,575	$139,575	$139,575
$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$148,160	$148,160	$148,160
	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,895	$135,895
		$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,850
$812,120	$947,675	$1,014,185	$1,014,355	$1,015,205	$1,016,990	$1,018,605	$1,020,220	$1,021,325	$1,021,750	$1,006,080	$945,070

Attachment A

2017	2018	2019	2020	2021	2022	2023
$75,230
$109,305	$109,305
$153,400	$153,400	$153,400
$139,575	$139,575	$139,575	$139,575
$148,160	$148,160	$148,160	$148,160	$148,160
$135,895	$135,895	$135,895	$135,895	$135,895	$135,895
$66,850	$66,850	$66,850	$66,850	$66,850	$66,850	$66,850
$828,415	$753,185	$643,880	$490,480	$350,905	$202,745	$66,850

Attachment A

Contracts entered into in past years

	Contracts entered into in past years
			Remaining cash flows of Biocordcell Contracts / Samples
		1 Year Contracts	2 Year Contracts	3 Year Contracts	5 Year Contracts	10 Year Contracts	15 Year Contracts	20 year Contracts
	Fees	$100	$190	$285	$450	$800	$1,200	$1,500
14	2005	99,400	15,200	2,280	9,000	4,000	-	-
15	2006	424,500	10,260	-	49,950	8,000	-	-
16	2007	619,200	3,800	-	63,450	8,000	-	-
17	2008	894,200	4,180	-	62,100	6,400	-	-
18	2009	1,519,200	6,840	1,425	59,400	8,800	-	-
19	2010	1,341,400	-	-	9,450	7,200	-	-	Total
		4,897,900	40,280	3,705	253,350	42,400	-	-	$5,237,635

	Future Cash Flows in each future year
		1 Year Contracts	2 Year Contracts	3 Year Contracts	5 Year Contracts	10 Year Contracts	15 Year Contracts	20 year Contracts	TOTAL
1	2011	281,700	3,406	570	16,650	-			302,326
2	2012	281,700	1,988	285	21,150	-			305,123
3	2013	281,700	3,406	-	20,700	-			305,806
4	2014	281,700	1,988	570	19,800	4,000			308,058
5	2015	281,700	3,406	285	7,650	8,000			301,041
6	2016	281,700	1,988	-	16,650	8,000			308,338
7	2017	281,700	3,406	570	21,150	6,400			313,226
8	2018	281,700	1,988	285	20,700	8,800			313,473
9	2019	281,700	3,406	-	19,800	7,200			312,106
10	2020	281,700	1,988	570	7,650	-			291,908
11	2021	281,700	3,406	285	16,650	-			302,041
12	2022	281,700	1,988	-	21,150	-			304,838
13	2023	281,700	3,406	-	20,700	-			305,806
14	2024	281,700	1,988	285	19,800	-			303,773
15	2025	274,600	1,235	-	3,150	-			278,985
16	2026	246,300	523	-	-	-			246,823
17	2027	207,600	760	-	-	-			208,360
18	2028	155,000	-	-	-	-			155,000
19	2029	70,600	-	-	-	-			70,600	Undiscounted Cash Flows
		4,897,900	40,280	3,705	253,350	42,400	-	-	$5,237,635

Attachment B

	Cord	Corcell	Curesource	Biocordcell	Total
Cash Inflows	$661,519	$9,114,859	$326,396	$5,162,053	$15,264,827
Cash Outflows *	$(112,458)	$(1,549,526)	$(55,487)	$(3,097,232)	$(4,814,704)
Net Cash Flows	$549,061	$7,565,333	$270,909	$2,064,821	$10,450,124
Net Intangible Balance at 3/31/2011	$138,983	$3,039,507	$81,869	$1,617,284	$4,877,643
Excess of Net Cash Flows above Net
Carrying Amount of Intangible	$410,078	$4,525,826	$189,040	$447,537	$5,572,481

* Cash Outflows on storage fees are estimated to be 17% of revenues for Cord, Corcell and Curesourse; and 60% of revenues for Biocordcell. This estimate is calculated based on historical cost as follows and is believed to be very conservative:

	CBAI - Stand Alone		Biocordcell
	3-Mo 2011	2010	3-Mo 2011	2010 (3-mo)
Storage Fee Income	$518,464	$1,907,058	$79,056	$87,127
COGS**	$88,173	$471,993	$47,770	$54,575
COGS as a % of Income	17%	25%	60%	63%
Salaries included in COGS	$47,472	$301,493	n/a	n/a
Salaries as a % of total COGS	54%	64%
Rent included in COGS	$20,913	$70,875	n/a	n/a
Rent as a % of total COGS	24%	15%

**
COGS includes only those costs that relate directly to storage. It excludes lab & processing costs, shipping costs, and other costs directly related to lab equipment, etc. However, we have included Salaries, of which the majority of the salary costs included in COGS relate directly to the lab & processing costs - as only admin salaries allocated are true COGS of storage. Also, part of the rent costs should be allocated between lab & processing and storage.

To be conservative, both amounts have been left in the COGS for our analysis purposes.

Attachment B

CURESOURCE	2004	2005	2006	2007	TOTAL
# of Samples - Annual Contracts	86	101	95	35	317
Storage Cost Per Year	$95.00

		Cash InFlow per year
		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	Contract Year
	2004	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170
	2005		$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595
	2006			$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025
	2007				$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325
		$8,170	$17,765	$26,790	$30,115	$30,115	$30,115	$30,115	$30,115	$30,115	$30,115

Total Revenue from Deal	$476,995.00
Total Revenue Left from 2011	$333,925.00
Less: Revenue from Q1 2011 (1/4 of 2011 Revenue)	-$7,528.75
Total Revenue Left as of 3/31/2011	$326,396.25
(24 samples‐ 20 Year PrePaid or Bad Debt Not
Included in Calculations above)

CORD
	1998	1999	2000	2001	2002	2003	2004	2005	TOTAL
# of Samples - Annual Contracts	9	114	149	113	116	90	1	9	601
# of Samples - 10 Year Contracts	0	4	19	27	13	12	18	2	95
# of Samples - 20 Year Contracts	1	3	15	16	13	8	9	15	80
Storage Cost Per Year	$75.00	$125.00	$125.00	$125.00	$125.00	$125.00	$125.00	$125.00	776

		Cash InFlow per year
		1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	Contract Year
	1998	$675.00	$675	$675	$675	$675	$675	$675	$675	$675	$675
	1999		$14,250	$14,250	$14,250	$14,250	$14,250	$14,250	$14,250	$14,250	$14,250
	2000			$18,625	$18,625	$18,625	$18,625	$18,625	$18,625	$18,625	$18,625
	2001				$14,125	$14,125	$14,125	$14,125	$14,125	$14,125	$14,125
	2002					$14,500	$14,500	$14,500	$14,500	$14,500	$14,500
	2003						$11,250	$11,250	$11,250	$11,250	$11,250
	2004							$125	$125	$125	$125
	2005								$1,125	$1,125	$1,125
		$675.00	$14,925	$33,550	$47,675	$62,175	$73,425	$73,550	$74,675	$74,675	$74,675

assumption On 10-yr Contracts - year 10 just made annual for another 8 years (total of 18 yrs storage)

Total Revenue From Deal	$1,364,475.00
Total Revenue Left from 2011	$681,750
Less: Revenue from Q1 2011 (1/4 of 2011 Revenue)	$-20,231.25
Total Revenue Left as of 3/31/2011	$661,518.75

(80 samples - 20 year PrePaid Not included in Calculation above)

Attachment B

2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
$8,170	$8,170	$8,170	$8,170	$8,170	$8,170	$8,170
$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595	$9,595
$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025	$9,025
$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325	$3,325
$30,115	$30,115	$30,115	$30,115	$21,945	$30,115	$3,325	$21,945	$12,350	$3,325

2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$675	$675	$675	$675	$675	$675	$675
$14,750	$14,750	$14,750	$14,750	$14,750	$14,750	$14,750	$14,750
$18,625	$21,000	$21,000	$21,000	$21,000	$21,000	$21,000	$21,000	$21,000
$14,125	$14,125	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500
$14,500	$14,500	$14,500	$16,125	$16,125	$16,125	$16,125	$16,125	$16,125	$16,125	$16,125
$11,250	$11,250	$11,250	$11,250	$12,750	$12,750	$12,750	$12,750	$12,750	$12,750	$12,750	$12,750
$125	$125	$125	$125	$125	$2,375	$2,375	$2,375	$2,375	$2,375	$2,375	$2,375	$2,375
$1,125	$1,125	$1,125	$1,125	$1,125	$1,125	$1,375	$1,375	$1,375	$1,375	$1,375	$1,375	$1,375	$1,375
$75,175	$77,550	$80,925	$82,550	$84,050	$86,300	$86,550	$85,875	$71,125	$50,125	$32,625	$16,500	$3,750	$1,375

Attachment B

	CORCELL	1996	1997	1998	1999	2000	2001	2002	2003
Storage Cost Per Year
$47.50	# of Samples - Annual Contracts
$69.00	# of Samples - Annual Contracts
$75.00	# of Samples - Annual Contracts
$85.00	# of Samples - Annual Contracts	2	86	588	1236	360	479	658	783
$95.00	# of Samples - Annual Contracts				71	451	705	1009	757
$100.00	# of Samples - Annual Contracts		87	112	40
$115.00	# of Samples - Annual Contracts
$125.00	# of Samples - Annual Contracts
$269.00	# of Samples - Annual Contracts
	# of Samples - 10 Year Contracts			2	10	21	19	14	13
	# of Samples - 20 Year Contracts		12	20	64	30	55	58	86

		Cash InFlow per year
		1997	1998	1999	2000	2001	2002	2003	2004
	Contract Year
	1996	$170	$170	$170	$170	$170	$170	$170	$170
	1997		$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010
	1998			$61,180	$61,180	$61,180	$61,180	$61,180	$61,180
	1999				$115,805	$115,805	$115,805	$115,805	$115,805
	2000					$73,445	$73,445	$73,445	$73,445
	2001						$107,690	$107,690	$107,690
	2002							$151,785	$151,785
	2003								$138,470
	2004
	2005
	2006
		$170	$16,180	$77,360	$193,165	$266,610	$374,300	$526,085	$664,555

Total Revenue from Deal		$17,308,465
Total Revenue Left from 2011		$9,369,510
Less: Revenue from Q1 2011 (1/4 of 2011 Revenue)		-$254,651.25
	Total Revenue Left as of 3/31/2011	$9,114,858.75

(594 samples- 20 Year PrePaid or Bad Debt Not Included in Calculation above)

Acquired Corcell Oct 2006

Attachment B

2004	2005	2006	Total
			0
			0
			0
852	856	149	6,049
791	661	39	4,484
			239
		436	436
			0
			0
7	4	4	94
98	95	76	594
			11,896

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
$170	$170	$170	$170	$170	$170	$170	$170	$170
$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010	$16,010
$61,180	$61,180	$61,180	$61,350	$61,350	$61,350	$61,350	$61,350	$61,350	$61,350	$61,350
$115,805	$115,805	$115,805	$115,805	$116,655	$116,655	$116,655	$116,655	$116,655	$116,655	$116,655	$116,655
$73,445	$73,445	$73,445	$73,445	$73,445	$75,230	$75,230	$75,230	$75,230	$75,230	$75,230	$75,230
$107,690	$107,690	$107,690	$107,690	$107,690	$107,690	$109,305	$109,305	$109,305	$109,305	$109,305	$109,305
$151,785	$151,785	$151,785	$151,785	$151,785	$151,785	$151,785	$153,400	$153,400	$153,400	$153,400	$153,400
$138,470	$138,470	$138,470	$138,470	$138,470	$138,470	$138,470	$138,470	$139,575	$139,575	$139,575	$139,575
$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$147,565	$148,160	$148,160	$148,160
	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,555	$135,895	$135,895
		$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,510	$66,850
$812,120	$947,675	$1,014,185	$1,014,355	$1,015,205	$1,016,990	$1,018,605	$1,020,220	$1,021,325	$1,021,750	$1,006,080	$945,070

Attachment B

2017	2018	2019	2020	2021	2022	2023

$75,230
$109,305	$109,305
$153,400	$153,400	$153,400
$139,575	$139,575	$139,575	$139,575
$148,160	$148,160	$148,160	$148,160	$148,160
$135,895	$135,895	$135,895	$135,895	$135,895	$135,895
$66,850	$66,850	$66,850	$66,850	$66,850	$66,850	$66,850
$828,415	$753,185	$643,880	$490,480	$350,905	$202,745	$66,850

Attachment B

	Contracts entered into in past years
			Remaining cash flows of Biocordcell Contracts / Samples
		1 Year Contracts	2 Year Contracts	3 Year Contracts	5 Year Contracts	10 Year Contracts	15 Year Contracts	20 year Contracts
	Fees	$100	$190	$285	$450	$800	$1,200	$1,500
14	2005	99,400	15,200	2,280	9,000	4,000	-	-
15	2006	424,500	10,260	-	49,950	8,000	-	-
16	2007	619,200	3,800	-	63,450	8,000	-	-
17	2008	894,200	4,180	-	62,100	6,400	-	-
18	2009	1,519,200	6,840	1,425	59,400	8,800	-	-
19	2010	1,341,400	-	-	9,450	7,200	-	-	Total
		4,897,900	40,280	3,705	253,350	42,400	-	-	$5,237,635

	Future Cash Flows in each future year
		1 Year Contracts	2 Year Contracts	3 Year Contracts	5 Year Contracts	10 Year Contracts	15 Year Contracts	20 year Contracts	TOTAL
1	2011	281,700	3,406	570	16,650	-			302,326
2	2012	281,700	1,988	285	21,150	-			305,123
3	2013	281,700	3,406	-	20,700	-			305,806
4	2014	281,700	1,988	570	19,800	4,000			308,058
5	2015	281,700	3,406	285	7,650	8,000			301,041
6	2016	281,700	1,988	-	16,650	8,000			308,338
7	2017	281,700	3,406	570	21,150	6,400			313,226
8	2018	281,700	1,988	285	20,700	8,800			313,473
9	2019	281,700	3,406	-	19,800	7,200			312,106
10	2020	281,700	1,988	570	7,650	-			291,908
11	2021	281,700	3,406	285	16,650	-			302,041
12	2022	281,700	1,988	-	21,150	-			304,838
13	2023	281,700	3,406	-	20,700	-			305,806
14	2024	281,700	1,988	285	19,800	-			303,773
15	2025	274,600	1,235	-	3,150	-			278,985
16	2026	246,300	523	-	-	-			246,823
17	2027	207,600	760	-	-	-			208,360
18	2028	155,000	-	-	-	-			155,000
19	2029	70,600	-	-	-	-			70,600	Undiscounted Cash Flows
		4,897,900	40,280	3,705	253,350	42,400	-	-	$5,237,635
									$(75,582)	Less: 1/4 of 2011 cash flo
									$5,162,053	Cash Flows at 3/31/11

Attachment C

Fees based on Company's offering storage within the US; per websites.

				Cord Blood Registry (CBR)	Family Cord Blood Services	New England Cord Blood Bank
													M.A.Z.E. Cord Blood Laboratories
							Stork Medical	Cord Blood Solutions			Alpha Cord	Genesis Bank
Company:	CBAI	StemCyte	Viacord						Cryo‐ Cell	Secura Cell
Enrollment & Processing Fees*	$1,950	$2,125	$2,125	$2,070	$1,970	$1,850	$1,700	$1,670	$1,595	$1,570	$1,395	$1,350	$1,300
Annual Storage Fees	$125	$125	$125	$125	$125	$125	$108	$125	$125	$125	$115	$125	$95

* includes medical courier and collection kit

Attachment D

Criteria taken from Rule 1‐02(w) of Regulation S‐X:

Significant subsidiary. The term "significant subsidiary" means a subsidiary, including its subsidiaries, which meets any of the following conditions (1‐3 below):

Per Rule 11‐01(b)(1) of Regulation S‐X, a company shall substitute 20 percent for 10 percent each place it appears in Rule 1‐02(w). As such, a 20 percent threshold was used for each of the Stand Alone tests below.

1	The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

	20%| Biocell Stand Alone			20% StellaCure Stand Alone				50% level Biocell & StellaCure Combined

	12/31/2009			12/31/2009				12/31/2009
Cord Blood Total Asset	$5,122,595			$5,122,595			Cord Blood Total Asset	$5,122,595
Investment in Subsidiaries	$525,000	10.2%	Insignificant	658,809	12.9%	Insignificant	Investment in Subsidiaries	$1,183,809	23.1%	Insignificant
Advances	$450,000	8.8%	Insignificant	288,367	5.6%	Insignificant	Advances	$738,367	14.4%	Insignificant
		19.0%	Insignificant		18.5%	Insignificant			37.5%	Insignificant

2
The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

	20% Biocell Stand Alone		20% StellaCure Stand Alone			50% level Biocell & StellaCure Combined

	12/31/2009		12/31/2009			12/31/2009
Cord Blood Total Asset	$5,122,595		$5,122,595	Cord Blood Total Asset		$5,122,595
Sub's Total Asset	$457,019		1,082,103		Sub Combined Total	$1,539,122
	50.1%	CBAI Ownership %	51.0%	CBAI Ownership %
	$228,967	4.47% Insignificant	$551,873	10.77% Insignificant		$780,839	15.24% Insignificant

3
The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

	20% Biocell StandAlone			20% StellaCure Stand Alone				50% level Biocell & StellaCure Combined

	12/31/2009			12/31/2009				12/31/2009
Cord Blood Income before tax	$(9,769,139)			$(9,769,139)			Cord Blood Income before tax	$(9,769,139)
Biocell Income	$12,859	-0.1%	Insignificant	$(746,232)	7.6%	Insignificant	Sub Combined Total	$12,859	-0.1%	Insignificant
clusion of non controlling interest	$6,429	-0.1%	Insignificant	$(373,116)	3.8%	Insignificant		$(366,687)	3.8%	Insignificant
		-0.2%	Insignificant		11.5%	Insignificant			3.6%	Insignificant

Test 3 doesn't consider proportionate share since the result would only be to decrease the percentages noted above, which would make the acquisition deemed less significant under the test. Pass on further consideration.